BRITVIC plc

RECEIVED

2007 JUN -7 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 May 2007

Tel: 01245 504482
Fax: 01245 504077

07024230

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

SUPPL

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Below is a summary of all regulatory announcements made by the Company to the London Stock Exchange since 30 April 2007 up to the present date. Those marked with an asterisk have been mailed to you by separate cover at the time of the announcement and so copies of these announcements are not enclosed with this communication.

07:01 21-May-07	Britvic plc	Interim Results *
15:24 15-May-07	Britvic plc	Director/PDMR Shareholding
07:01 14-May-07	Britvic plc	Announcement Re Acquisition *
07:01 14-May-07	C&C Group Plc	Disposal

Please note that no filings were made to the Registrar of Companies in England and Wales in the same period.

Yours faithfully

John Price

John Price

dw 6/8

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Disposal
Released	07:01 14-May-07
Number	5173W

Sale of Soft drinks business for €249 million

Dublin, London, May 14, 2007: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today announced that it has entered into an agreement to sell its soft drinks division and related assets (Republic of Ireland distribution wholesaling) to Britvic plc ('Britvic') for a consideration of €249.2 million, payable in cash upon completion. Subject to Competition Authority approval, completion of the sale is expected to occur before 31 August 2007.

The Group's soft drinks division comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. The division also includes franchises within the Irish market for 7UP and Pepsi soft drinks.

For the year ended 28 February 2007, the Soft Drinks division and related business generated revenue of €269.9 million while profits directly attributable to the assets were €15.6million. Operating profits reported within C&C's segmental analysis for the year ended 28 February 2007 (inclusive of central costs) were €13.0m and a restatement showing the impact of the disposal is attached. The gross assets of the Soft drinks and related businesses at 28 February 2007 amounted to €151m.

C&C intends to apply €150m of the proceeds to increase its previously announced on-market share buy-back programme to €300m. The balance of the proceeds will be used for general corporate purposes.

Maurice Pratt, Chief Executive of C&C, commented: "The Board of C&C is pleased to announce its agreement to sell our soft drinks business to Britvic. The price realised for the business recognises the value of its iconic brands and strong position in the Irish beverage market. Following this disposal, the Group has a sharper business focus and will continue to capitalise on the exciting growth potential presented by our Cider and Spirits & Liqueurs brand portfolio."

Investors and analysts	**Financial adviser to C&C**
Mark Kenny/Jonathan Neilan	Basil Geoghegan
K Capital Source	Goldman Sachs
Tel: +353 1 631 5500	Tel +44 207 774 4119
Email : c&cgroup@kcapitalsource.com	Email: basil.geoghegan@gs.com

Irish Media	**International Media**
Paddy Hughes	Edward Orlebar
Drury Communications	M Communications

Tel:	+353 1 260 5000	Tel:	+44 207 153 1523
Email:	phughes@drurycom.com	Email:	orlebar@mcomgroup.com

About C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including the premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

RESTATEMENT OF SEGMENTAL RESULTS FOR YEAR ENDED 28 FEBRUARY 2007

	Reported €m	Disposals €m	Continuing Operations €m
Revenue			
Cider	517.9	-	517.9
Spirits & Liqueurs	79.1	-	79.1
Soft Drinks	185.2	(185.2)	-
Distribution	199.2	(84.7)	114.5
	981.4	**(269.9)**	**711.5**
Operating Profit			
Cider	178.9		178.9
Spirits & Liqueurs	17.7		17.7
Soft Drinks	15.3	(15.3)	-
Distribution	0.7	2.3	3.0
Profit for continuing operations	**212.6**	**(13.0)**	**199.6**
Operating Profit %			
Cider			34.5%
Spirits & Liqueurs			22.4%
Distribution			2.6%
			28.1%

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and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	15:24 15-May-07
Number	6420W

RNS Number:6420W
Britvic plc
15 May 2007

Britvic plc

15 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 15 May 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 11 May 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 30,592 ordinary shares by purchase in the market 11 May 2007 at a total cost of £108,785.96, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.54p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	32	21
John Gibney	Executive Director	32	21
Andrew Richards	PDMR	33	21
Doug Frost	PDMR	33	21
Alan Beaney	PDMR	33	21
Martin Rose	PDMR	33	21
Andrew Marsden	PDMR	32	21

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

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